Exhibit 99.3
Financial Analysis Stefan Krause Chief Financial Officer 5 February 2009

AgendaAgenda Agenda 1 Group summaryp y 2 Capital and balance sheet 3 Liquidity and funding Investor Relations 02/09 · 2

Results in summaryResults in summary In EUR bn 4Q2008 4Q2007 3Q2008 FY2008 FY2007 Net revenues (0.9) 7.3 4.4 13.5 30.7 Provision for credit losses (0.6) (0.3) (0.2) (1.1) (0.6) Noninterest expenses (4.7) (5.5) (4.0) (18.2) (21.4) Income (loss) before income taxes (6.2) 1.4 0.1 (5.7) 8.7 Net income (loss) (4.8) 1.0 0.4 (3.9) 6.5 Diluted EPS (in EUR) (8.71) 1.93 0.83 (7.61) 13.05 Pre-tax RoE (in %) (74) 18 1 (18) 29 Investor Relations 02/09 · 3

Segment results: Fourth quarterSegment results: Fourth quarter In EUR m CB&S GTB AWM PBC CI C&A Group R (3 774) 751 588 1 410 28 112 (885) Revenues (3,774) 751 588 1,410 28 112 (885) Provision for credit losses (358) (3) (13) (216) (1) (0) (591) Noninterest expenses (1,657) (457) (1,451) (1,143) (26) (11) (4,746) Income (loss) before Income (loss) before income taxes (5,773) 291 (860) 51 1 68 (6,222) Cost / income ratio (in %) n.m. 61 n.m. 81 92 10 n.m. Cost / income ratio (in %) n.m. 61 n.m. 81 92 10 n.m. Pre-tax RoE (in %) (121) 103 (63) 6 n.m. n.m. (74) Investor Relations 02/09 · 4 Note: Businesses including minority interest, Group excluding minority interest

Net revenue developmentNet revenue development In EUR bn (56)% 9.6 8.8 73 30.7 5.1 7.3 4.6 5.4 4.4 13.5 (0.9)(0.9) Full year 20082007 1Q 2Q 3Q 4Q 2007 1Q 2Q 3Q 4Q 2008 Investor Relations 02/09 · 5

Non-interest expensesNoninterest expenses In EUR bn G&A expenses: In EUR m VAT benefit ~(110) Litigation provision ~100 21 4 (15)% RREEF infrastructure investment ~80 Auction Rate Securities provision ~40 Other non-comp expenses: Impairment on RREEF infrastr. investment ~270 6.3 6.0 5.5 48 46 47 21.4 18.2 Impairment on DWS Scudder ~300 4.3 3.9 17 3.2 2.9 2.7 1.9 2.1 3.5 4.8 4.6 4.0 4.7 13.1 9.6 1.9 2.1 1.8 2.1 1.9 1.8 2.1 2.3 1.7 0.1 (0.1)0.2 0.1 0.4 0.3 0.3 8.0 8.2 Compensation and benefits General and administrative expenses Other non-comp expenses* Full Year 20082007 1Q 2Q 3Q 4Q 2007 1Q 2Q 3Q 4Q 2008 Investor Relations 02/09 · 6 * Incl. policyholder benefits and claims, impairment of intangible assets where applicable Note: Figures may not add up due to rounding differences financial transparency.

Trading exposures in key areas

In EUR bn



31 Dec 2007
31 Dec 2008
CDO Subprime
(70)%
2.9
0.9
Gross
(59)%
1.2
0.5
Net
U.S. RMBS
(50)%
9.7
4.8
Gross
(65)%
3.6
1.3
Net
CRE
(73)%
17.2
4.6
Gross
(83)%
15.4
2.6 (1),(2)
Net
Leveraged Finance
(98)%
36.2
0.9
Gross
(98)%
34.9
0.5(1)
Net

CDO / RMBS: Exposure represents our potential loss in the event of a 100% default of securities and related hedges / derivatives assuming zero recovery; net represents net of hedges and other protection purchased, RMBS also includes other trading related net positions

CRE / LevFin: Exposure represents carrying value and includes impact of synthetic sales, securitizations and other strategies; for unfunded commitments carrying value represents notional value of commitments; for 31 Dec 2008 exposure represents loans and loan commitments held at fair value pre 1 Jan 2008; 31 Dec 2007 incl. loans held of EUR 1.3 bn; net represents less life-to-date gross mark-downs, excluding fees and hedges on remaining exposure (1) After reclassification of exposures under IAS 39 per 31 Dec 2008 for CRE: EUR 6.9 bn and LevFin: EUR 8.5 bn (2) Net of risk reduction

Investor Relations 02/09 · 7

Deutsche Bank

financial transparency.

Monoline exposure related to U.S. residential mortgages

Exposures, in EUR bn

Monoline rating	FV prior to credit provision*	Credit provision*	FV after credit provision*
AA Rated	1.6	(0.0)	1.6
Non Investment Grade	1.4	(1.3)	0.2
Total	**3.1**	**(1.3)**	**1.7**

Breakdown

Subprime Super Senior | Subprime Other | Alt-A

By Notional | Fair Value before credit provision



Key commentary

- Assets
  - Significant portions of the underlying Alt-A assets are AAA rated with high levels of subordination.
  - Low impairments to date on underlying assets
- Counterparties
  - Over 90% of net exposure (after provisions) to investment grade monolines
  - Disclosure excludes bought protection (hedges)

* Credit valuation adjustment

Investor Relations 02/09 · 8

Deutsche Bank

financial transparency.

Other monoline exposure

Exposures, in EUR bn

Monoline rating	FV prior to credit provision*	Credit provision*	FV after credit provision*
AA Rated	2.0	(0.0)	1.9
Other Investment Grade	1.5	(0.2)	1.3
Non Investment Grade	1.8	(0.6)	1.2
Total	**5.2**	**(0.9)**	**4.4**

Breakdown


Corporate single name / CDO
CMBS
Trust Preferred and other CLOs
Student Loans
Other
By Notional
Fair Value before credit provision

Key commentary

- Assets:
  - Significant portions of the assets protected have high subordination levels and are referenced to high quality underlying assets
  - Approximately 50% of Corporate CDO portfolio rolls off within 12 months
  - Low impairments to date on underlying assets
- Counterparties:
  - Over 70% of net exposure (after provisions) to investment grade monolines
  - Exposures to monolines in restructuring / run-off mode are provisioned as necessary
  - Disclosures exclude bought protection (hedges)

* Credit valuation adjustment

Investor Relations 02/09 · 9

Deutsche Bank

financial transparency.

Value of Level 3 assets[1] unchanged

Asset classes

In EUR bn


88
3
6
41
18
20
89
2
6
14
50
17
31 Dec 2007
31 Dec 2008
Financial assets AfS / Other
Financial Assets(3)
Other trading assets
Positive market values(2)
Trading securities

Comments

- Criteria for level 3 categorization unchanged
- Key changes in composition year over year:
  - Transfer from Level 2 to level 3
  - Market volatility drives rises in derivative volumes
  - IAS 39 reclassifications
  - Maturing and sold assets

(1) IFRS netting convention applied (2) From derivative financial instruments (3) Designated at fair value through profit or loss
Note: Total includes PCAM; figures may not add up due to rounding differences; indicative numbers only

Investor Relations 02/09 · 10

Deutsche Bank

AgendaAgenda Agenda 1 Group summaryp y 2 Capital and balance sheet 3 Liquidity and funding Investor Relations 02/09 · 11

Capital ratios and RWA developmentCapital ratios and RWA development 10.3 9392 10.1 Target: 8.7 8.4 8.8 8.6 9.39.2 7.5 ~10% 7.2 7.0 7.1 6.9 6.8 6.9 7.0 285 308 311 329 303 305 319 308 285 31 Mar 30 Jun 30 Sep 31 Mar31 Dec 2007 30 Jun 2008 30 Sep 31 Dec Investor Relations 02/09 · 12 Core Tier I ratio, in % Tier I ratio, in % RWA, in EUR bn Note: 2007 based on Basel I, from 2008 onwards based on Basel II; Core Tier I ratio = BIS Tier I capital less Hybrid Tier I Capital divided by RWAs Capital ratios and RWA developmentCapital ratios and RWA development 10.3 9392 10.1 Target: 8.7 8.4 8.8 8.6 9.39.2 7.5 ~10% 7.2 7.0 7.1 6.9 6.8 6.9 7.0 285 308 311 329 303 305 319 308 285 31 Mar 30 Jun 30 Sep 31 Mar31 Dec 2007 30 Jun 2008 30 Sep 31 Dec Investor Relations 02/09 · 12 Core Tier I ratio, in % Tier I ratio, in % RWA, in EUR bn Note: 2007 based on Basel I, from 2008 onwards based on Basel II; Core Tier I ratio = BIS Tier I capital less Hybrid Tier I Capital divided by RWAs

Development of Tier I capital in fourth-quarter 2008 Development of Tier I capital in fourth quarter 2008 In EUR bn 32.8 1.2 31.1 (4.8) 1.0 0.9 1.2 ( ) 30 Sep 2008 Net income Release of dividend accrual Contingent capital conversion Other measures / effects 31 Dec 2008 Investor Relations 02/09 · 13 Development of Tier I capital in fourth-quarter 2008 Development of Tier I capital in fourth quarter 2008 In EUR bn 32.8 1.2 31.1 (4.8) 1.0 0.9 1.2 ( ) 30 Sep 2008 Net income Release of dividend accrual Contingent capital conversion Other measures / effects 31 Dec 2008 Investor Relations 02/09 · 13 financial transparency.

IFRS balance sheet: Development by category

In EUR bn



Positive market values from derivatives
Trading securities
Reverse repos / securities borrowed
Other trading assets
Loans des. at FV
Other financial assets des. at FV through P&L
2,062
1,383
253
52
78
210
86
1,383
727
347
69
208
12
20
1,624
1,224
205
42
124
19
9
2,202
1,624
269
75
44
104
86
Financial assets at FV through P&L
Loans
Cash and deposits with banks
Securities borrowed / reverse repos
Brokerage & securities related receivables
Other*
30 September 2008
31 December 2008

* Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets and other

Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 14

Deutsche Bank

financial
transparency.

Derivative market values driven by certain factors

In EUR bn

Quarter-on-quarter development


Netting under U.S. GAAP 'proforma'
U.S. GAAP 'proforma'
68%
727
620
107
1,224
1,097
128
30 Sep 2008
31 Dec 2008

Key drivers

- Increase driven by sharp falls in USD and EUR interest Rates
- Volatile FX, Credit and Equity markets had a similar but smaller impact
- Derivatives in 4Q2008 pro-forma U.S. GAAP:
  - Increase much smaller due to netting

Composition of derivative market values

	30 Sep 2008	31 Dec 2008
Interest rate	259	644
Credit derivatives	226	295
Currency	119	182
Equity	85	69
Other	38	35
Total	**727**	**1,224**

Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 15

Deutsche Bank

financial transparency.

U.S. GAAP 'pro-forma' assets: Analysis of 'managed reductions'

In EUR bn


'Managed reductions'
319
1,318
1,030
Financial assets at FV through P&L
Positive market values from derivatives
Trading securities
Other trading assets
Reverse repos / securities borrowed
Loans des. at FV
Other des. at FV
Loans
Cash and deposits with banks
Securities borrowed / reverse repos
Brokerage & securities rel. receivables
Other*
107
347
69
185
12
20
253
52
78
108
86
132
67
33
85
2
128
205
42
117
9
19
269
75
44
35
86
30 September 2008
31 December 2008

* Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets and other

Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 16

Deutsche Bank

financial
transparency.

Development of total assets: IFRS and U.S. GAAP 'pro-forma'

Total assets, in EUR bn


30 Sep 2008
31 Dec 2008
2,062
(620)
(101)
(23)
1,318
(22)%
1,030
(7)
(69)
(1,097)
2,202
IFRS
Derivatives netting(1)
Pending settlements/ cash collateral netting(1)
Repo netting
U.S. GAAP 'pro-forma' incl. add. netting(2)
U.S. GAAP 'pro-forma'
Repo netting
Pending settlements/ cash collateral netting(1)
Derivatives netting(1)
IFRS

(1) 30 Sep 2008 and 31 Dec 2008 figures reflect revision of application of U.S. GAAP netting rules
(2) U.S. GAAP 'pro-forma' disclosed in 3Q2008: EUR 1,361 bn
Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 17

Deutsche Bank

Leverage ratio developmentLeverage ratio development Balance sheet leverage ratio per target definition* 32 38 32 28 30 June 2008 30 September 2008 31 December 2008 Investor Relations 02/09 · 18 * Assets based on U.S. GAAP ‘pro-forma’; 30 Sep 2008 and 31 Dec 2008 figures reflect revision of application of U.S. GAAP netting rules Leverage ratio developmentLeverage ratio development Balance sheet leverage ratio per target definition* 32 38 32 28 30 June 2008 30 September 2008 31 December 2008 Investor Relations 02/09 · 18 * Assets based on U.S. GAAP ‘pro-forma’; 30 Sep 2008 and 31 Dec 2008 figures reflect revision of application of U.S. GAAP netting rules

Provision for credit losses Si l t t Provision for credit losses In EUR m Single counterparty relationship IAS 39 impact 591 257 1,076 329 236 185 612 98 81 105 114 135 236 72 2007 2008 Full year 20082007 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Thereof: CIB 2007 2008 20082007 (20) (42) (19) 190 (11) (9) 66 361 109 408 117 124 124 136 125 145 169 229 501 668 Investor Relations 02/09 · 19 Note: Divisional figures do not add up due to omission of Corporate Investments Thereof: PCAM Provision for credit losses Si l t t Provision for credit losses In EUR m Single counterparty relationship IAS 39 impact 591 257 1,076 329 236 185 612 98 81 105 114 135 236 72 2007 2008 Full year 20082007 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Thereof: CIB 2007 2008 20082007 (20) (42) (19) 190 (11) (9) 66 361 109 408 117 124 124 136 125 145 169 229 501 668 Investor Relations 02/09 · 19 Note: Divisional figures do not add up due to omission of Corporate Investments Thereof: PCAM financial transparency.

Problem loans

In EUR bn


Problem loans not considered impaired under IFRS
IFRS impaired loans(1)
IFRS impaired loans coverage ratio(2)
3.1
2.6
63%
2.9
2.5
66%
2.8
2.4
64%
3.1
2.6
64%
3.2
2.7
62%
3.3
2.5
65%
3.9
3.2
53%
4.6
3.7
53%
31 Mar
30 Jun
30 Sep
31 Dec
31 Mar
30 Jun
30 Sep(3)
31 Dec
2007
2008

(1) IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status

(2) Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed

(3) The 30 September 2008 problem loan and IFRS impaired loan numbers include an € 0.5 bn upward revision in relation to IAS 39

Investor Relations 02/09 · 20

Deutsche Bank

AgendaAgenda Agenda 1 Group summaryp y 2 Capital and balance sheet 3 Liquidity and funding Investor Relations 02/09 · 21

Unsecured funding by sourceUnsecured funding by source In EUR bn 511 498 7330% 15% Cash and liquidity reserves exceed short term 153 30% short-term wholesale funding 358 426 + 68 Short-term wholesale fundingCapital markets 30 June 2007 31 December 2008 Investor Relations 02/09 · 22 Note: Figures may not add up due to rounding differences Retail deposits Fiduciary, clearing & other deposits Unsecured funding by sourceUnsecured funding by source In EUR bn 511 498 7330% 15% Cash and liquidity reserves exceed short term 153 30% short-term wholesale funding 358 426 + 68 Short-term wholesale fundingCapital markets 30 June 2007 31 December 2008 Investor Relations 02/09 · 22 Note: Figures may not add up due to rounding differences Retail deposits Fiduciary, clearing & other deposits

Deutsche Bank’s funding position Deutsche Bank s funding position Modest additional capital market funding CDS spreads support funding cost advantage New issuance, in EUR bn 5-year senior CDS, in bps 1 July 2007 2 February 2009 54 381 45 167 171 263 295 306 16 70 106 127 163 167 171 35 351819 Plan 2009 20082007 14 13 11 35 3510 1218198 BNP JPM CSBoA UBS GS Citi MS Barc Investor Relations 02/09 · 23 Source: Bloomberg 2009 Deutsche Bank’s funding position Deutsche Bank s funding position Modest additional capital market funding CDS spreads support funding cost advantage New issuance, in EUR bn 5-year senior CDS, in bps 1 July 2007 2 February 2009 54 381 45 167 171 263 295 306 16 70 106 127 163 167 171 35 351819 Plan 2009 20082007 14 13 11 35 3510 1218198 BNP JPM CSBoA UBS GS Citi MS Barc Investor Relations 02/09 · 23 Source: Bloomberg 2009

Additional information Additional information

financial transparency.

Leveraged Finance exposure: Current status

Composition of current loans and loan commitments

In EUR bn	
30 Sep 2008 total loans and loan commitments	24.1
FX	0.2
Sales	(1.0)
Restructured	0.1
New Commitments	0.1
Cancelled	(12.2)
31 Dec 2008 total loans and loan commitments	11.3
Gross mark-downs(1)	(0.4)
31 Dec 2008 'carrying value'	10.9


Funded
10.9
(1.0)
(8.5)(2)
(0.9)
0.5
'Carrying value'
Legacy loans held
IAS 39 reclass
New deals 2008
Loans & loan commitments at FV(3)

Development of mark-downs

In EUR m	4Q2008	3Q2008
Mark-downs (net of fees)	757	(467)

(1) Related to traded loans and loan commitments held at fair value on our books as at 31 Dec 2008
(2) Representing EUR 7.6 bn carrying value and life-to-date mark-downs of EUR 0.9 bn on a total commitment basis
(3) Includes loans and loan commitments held at fair value pre 1 Jan 2008
Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 25

Deutsche Bank

financial transparency.

Commercial Real Estate: Current status

Composition of traded whole loans and loan commitments[1]

In EUR bn	
30 Sep 2008 traded loans at fair value[2]	12.4
FX	(0.5)
Sales	(1.8)
Transfer to loans held (per IAS 39)	(5.6)
Other	0.1
31 Dec 2008 traded loans at fair value[2]	4.6
Risk reduction[3]	(1.4)
Gross mark-downs	(0.6)
31 Dec 2008 traded loans at fair value[4]	2.6

Total IAS 39 reclass in 2008: EUR 6.9 bn


2.6
0.5
Other Europe
1.2
Germany
0.9
North America
100% Funded
Traded loans at fair value[4]

Development of mark-downs

In EUR m	4Q2008	3Q2008
Net mark-downs excl. hedges	58	(30)
Net mark-downs incl. specific hedges	(213)	(163)

(1) Traded whole loans and loan commitments represent our gross exposure to loans and loan securities held on a fair value basis; our CRE business also takes positions in assets held for securitization and commercial mortgage-backed securities (2) Carrying value of loans held on a fair value basis (3) Reduction of risk from synthetic sales, securitizations and other strategies (4) Carrying value of loans held on a fair value basis less risk reduction and gross mark-downs
Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 26

Deutsche Bank

financial transparency.

Assets and Liabilities: Analysis

Liquidity management view by product, as of 31 Dec 2008, in EUR bn


2,202
2,202
Derivatives & Settlement Balances(1)
1,264
1,210
Derivatives & Settlement Balances(1)
Reverse Repo & Other Secured
168
133
Repo & Other Secured
68
Trading Liabilities(2)
Trading Assets(2)
256
162
Long-term Liabilities
Cash & Short-Term deposits with Banks
75
156
Short-term Liabilities
Loans(3)
288
102% coverage ratio(4)
292
Non-Bank Deposits
Other
152
180
Equity & Other
Assets
Liabilities & Equity

(1) Volumes relate to market values from derivatives, brokerage and securities related payables/receivables (mostly non-cash) - for better illustration, size of box is scaled down (2) Excluding positive and negative market values from derivatives which are shown under derivatives (3) Loans, net of allowance for loan losses incl. loans designated at fair value through P&L (FVO) of EUR 19 bn but excluding loans held in trading of EUR 31 bn which are shown under trading assets (4) Deposit to Loan Ratio defined as total non-bank deposits divided by loans, net of allowance for loan losses (incl. FVO loans, excl. loans held in trading)

Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 27

Deutsche Bank

FY2008 IAS 39 reclassificationsFY2008 IAS 39 reclassifications In EUR bn FY2008 total impact from reclassifications Assets reclassified in 3Q2008 Assets reclassified in 4Q2008 Total Net Revenues 2.3 1.2 3.6 (1) Provision for credit losses (0.2) (0.1) (0.3) Noninterest expenses — Income before income taxes 2.2 1.1 3.3 RWA(2) 2.0 1.2 3.2 Balance Sheet(3) 24.9 11.0 35.9 Investor Relations 02/09 · 28 (1) Includes revenues of EUR 5 m in PBC (2) Additional capital demand (3) Balance sheet represents carrying value of transferred assets at reclassification date FY2008 IAS 39 reclassificationsFY2008 IAS 39 reclassifications In EUR bn FY2008 total impact from reclassifications Assets reclassified in 3Q2008 Assets reclassified in 4Q2008 Total Net Revenues 2.3 1.2 3.6 (1) Provision for credit losses (0.2) (0.1) (0.3) Noninterest expenses — Income before income taxes 2.2 1.1 3.3 RWA(2) 2.0 1.2 3.2 Balance Sheet(3) 24.9 11.0 35.9 Investor Relations 02/09 · 28 (1) Includes revenues of EUR 5 m in PBC (2) Additional capital demand (3) Balance sheet represents carrying value of transferred assets at reclassification date financial transparency.

Number of shares for EPS calculation

In million

	Average			At end of period		
	FY 2007	FY 2008	4Q 2008	31 Dec 2007	30 Sep 2008	31 Dec 2008
Common shares issued	527	542	571	530	571	571
Total shares in treasury	(28)	(25)	(16)	(29)	(25)	(8)
Common shares outstanding	**499**	**517**	**555**	**501**	**546**	**563**
Forward purchases[1]	(57)	(40)	(26)	(45)	(34)	0
Vested share awards[2]	33	27	21	22	20	21
Basic shares (denominator for basic EPS)	**474**	**504**	**550**	**478**	**532**	**584**
Dilution effect	22	0[3]	0[3]			
Diluted shares (denominator for diluted EPS)	496	504	550			

(1) With physical settlement only (2) Still restricted
(3) Due to the loss situation in 4Q2008 / FY2008, potentially dilutive shares are generally not considered for the EPS calculation
Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 29

Deutsche Bank

Group headcount 31 Dec 2008 vs. Full-time equivalents, at period end Group headcount 30 Sep 2008 Total change Net of de-/consoli- 31 Dec 2008 30 Sep 2008 31 Mar 2008 31 Dec 2007 30 Jun 2008 change dation CIB 16,510 15,638 15,614 15,547 15,033 (514) (612) PCAM 31,196 31,706 32,143 32,569 32,310 (259) (258) Corporate 29 29 28 26 22 (4) (4) Corporate Investments 29 29 28 26 22 (4) (4) Infrastructure 30,556 30,902 32,468 33,166 33,090 (75) (75) Total 78,291 78,275 80,253 81,308 80,456 (852) (949) Investor Relations 02/09 · 30 Note: Figures may not add up due to rounding differences Group headcount 31 Dec 2008 vs. Full-time equivalents, at period end Group headcount 30 Sep 2008 Total change Net of de-/consoli- 31 Dec 2008 30 Sep 2008 31 Mar 2008 31 Dec 2007 30 Jun 2008 change dation CIB 16,510 15,638 15,614 15,547 15,033 (514) (612) PCAM 31,196 31,706 32,143 32,569 32,310 (259) (258) Corporate 29 29 28 26 22 (4) (4) Corporate Investments 29 29 28 26 22 (4) (4) Infrastructure 30,556 30,902 32,468 33,166 33,090 (75) (75) Total 78,291 78,275 80,253 81,308 80,456 (852) (949) Investor Relations 02/09 · 30 Note: Figures may not add up due to rounding differences financial transparency.

Invested assets[1] report

In EUR bn

	31 Dec 2007	31 Mar 2008	30 Jun 2008	30 Sep 2008	31 Dec 2008	Net new money 4Q2008	Net new money FY2008
Asset and Wealth Management	**749**	**698**	**700**	**700**	**628**	**(23)**	**(13)**
Asset Management	**555**	**516**	**515**	**510**	**463**	**(15)**	**(22)**
Institutional	158	150	155	156	159	9	10
Retail	234	214	211	193	152	(21)	(30)
Alternatives	58	52	52	58	50	(2)	1
Insurance	105	99	98	103	102	(1)	(3)
Private Wealth Management	**194**	**182**	**184**	**191**	**164**	**(8)**	**10**
Private & Business Clients	**203**	**198**	**198**	**193**	**189**	**6**	**15**
Securities	129	120	119	111	96	(5)	(4)
Deposits excl. sight deposits	64	68	70	73	83	11	19
Insurance[2]	10	10	10	10	10	(0)	(0)
PCAM	**952**	**896**	**898**	**894**	**816**	**(17)**	**3**

(1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Life insurance surrender value

Investor Relations 02/09 · 31

Deutsche Bank

financial transparency.

Regional invested assets[1] – AM and PWM

In EUR bn

	31 Dec 2007	31 Mar 2008	30 Jun 2008	30 Sep 2008	31 Dec 2008	31 Dec 08 vs. 31 Dec 07
Asset Management	**555**	**516**	**515**	**510**	**463**	**(17)%**
Germany	264	252	248	232	200	(24)%
UK	16	16	16	19	18	14 %
Rest of Europe	37	36	34	34	32	(14)%
Americas	205	187	192	202	196	(5)%
Asia / Pacific	33	25	25	22	18	(45)%
Private Wealth Management[2]	**194**	**182**	**184**	**191**	**164**	**(15)%**
Germany	51	49	49	45	44	(14)%
UK	11	9	9	8	7	(39)%
Europe / Latin America / Middle East	57	54	56	63	52	(8)%
USA	53	48	47	50	43	(19)%
Asia / Pacific	22	22	23	24	18	(18)%
Asset and Wealth Management	**749**	**698**	**700**	**700**	**628**	**(16)%**

(1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Market responsibility for Austria has been moved from Germany to Europe / Latin America / Middle East from September 2008 onwards (EUR 2.4 bn)
Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 32

Deutsche Bank

financial transparency.

Regional net new money – AM and PWM

In EUR bn

	4Q2007	FY2007	1Q2008	2Q2008	3Q2008	4Q2008	FY2008
Asset Management	**5**	**27**	**2**	**1**	**(11)**	**(15)**	**(22)**
Germany	1	20	2	(3)	(7)	(22)	(29)
UK	1	7	1	1	3	(1)	4
Rest of Europe	1	(7)	(0)	(1)	0	(1)	(2)
Americas	1	3	0	4	(6)	9	7
Asia / Pacific	1	4	(1)	(0)	(1)	(1)	(3)
Private Wealth Management	**3**	**13**	**5**	**6**	**6**	**(8)**	**10**
Germany	0	4	1	0	1	1	3
UK	0	0	0	0	(0)	0	1
Europe / Latin America / Middle	1	4	0	4	4	(5)	3
USA	1	2	2	(0)	0	(1)	1
Asia / Pacific	0	2	2	2	1	(4)	2
Asset and Wealth Management	**8**	**40**	**7**	**8**	**(5)**	**(23)**	**(13)**

Note: Figures may not add up due to rounding differences

Investor Relations 02/09 · 33

Deutsche Bank

Listed holdings Stake Market value Listed holdings In EUR m (in %) 31 Dec 2008 31 Dec 2007 31 Mar 2008 30 Jun 2008 30 Sep 2008 31 Dec 2008 Market value 2008 2007 2008 2008 2008 2008 Daimler AG 2.7% 2,967 1,567 1,027 943 692 Allianz SE -1,154 867 584 — Linde AG 2.4% 789 571 570 418 250 Other n.m. 171 141 122 135 129 Total market value 5,081 3,147 2,303 1,497 1,071 Total unrealised gains 2,961 1,548 893 373 (5) Investor Relations 02/09 · 34 Note: Figures may not add up due to rounding differences Listed holdings Stake Market value Listed holdings In EUR m (in %) 31 Dec 2008 31 Dec 2007 31 Mar 2008 30 Jun 2008 30 Sep 2008 31 Dec 2008 Market value 2008 2007 2008 2008 2008 2008 Daimler AG 2.7% 2,967 1,567 1,027 943 692 Allianz SE -1,154 867 584 — Linde AG 2.4% 789 571 570 418 250 Other n.m. 171 141 122 135 129 Total market value 5,081 3,147 2,303 1,497 1,071 Total unrealised gains 2,961 1,548 893 373 (5) Investor Relations 02/09 · 34 Note: Figures may not add up due to rounding differences

Loan book IAS 39 impact on CIB loan book xx Loan book In EUR bn 35% IAS 39 impact on CIB loan book 217 12 271 255 CI 107 186 193 195 201 209 217 151 112 145 CIB 3425 91 97 97 100 107 112 PCAM 94 96 98 100 102 108105 109 PCAM 31 Mar 30 Jun 30 Sep 31 Dec 2007 31 Mar 30 Jun 30 Sep 31 Dec 2008 Investor Relations 02/09 · 35 Note: Total incl. CI / Other; figures may not add up due to rounding differences Loan book IAS 39 impact on CIB loan book xx Loan book In EUR bn 35% IAS 39 impact on CIB loan book 217 12 271 255 CI 107 186 193 195 201 209 217 151 112 145 CIB 3425 91 97 97 100 107 112 PCAM 94 96 98 100 102 108105 109 PCAM 31 Mar 30 Jun 30 Sep 31 Dec 2007 31 Mar 30 Jun 30 Sep 31 Dec 2008 Investor Relations 02/09 · 35 Note: Total incl. CI / Other; figures may not add up due to rounding differences financial transparency.

Risk

VaR of CIB trading units (99%, 1 day), in EUR m


EUR 2.7 bn
Sales & Trading revenues
EUR (4.8) bn
170
150
130
110
90
70
50
∅ 91.0
∅ 117.8
∅ 112.5
∅ 123.7
∅ 133.8
4Q2007
1Q2008
2Q2008
3Q2008
4Q2008

Investor Relations 02/09 · 36

Deutsche Bank

financial transparency.

Consolidated balance sheet – Assets

In EUR bn

	31 Dec 2008	31 Dec 2007	Change	
			Absolute	In %
Assets				
Cash and due from banks	10	9	1	14%
Interest-earning deposits with banks	65	22	43	200%
Central bank funds sold and securities purchased under resale agreements	9	14	(4)	(32)%
Securities borrowed	35	56	(21)	(37)%
Financial assets at fair value through profit or loss	1,624	1,378	246	18%
Financial assets available for sale	25	42	(17)	(41)%
Equity method investments	2	3	(1)	(33)%
Loans, net	269	199	70	35%
Property and equipment	4	2	1	54%
Goodwill and other intangible assets	10	9	0	5%
Other assets	138	184	(46)	(25)%
Income tax assets	12	7	5	66%
Total assets	**2,202**	**1,925**	**277**	**14%**

Note: Retained earnings were increased for a change in accounting policy and a restatement in accordance with IAS 8. Related adjustments were made to other assets and income tax assets; figures may not add up due to rounding differences

Investor Relations 02/09 · 37

Deutsche Bank

Balance sheet leverage ratio (target definition)Balance sheet leverage ratio (target definition) In EUR bn 31 Dec 2008 30 Sep 2008 Total assets (IFRS) 2,202 2,062 Adjust derivatives according to U.S. GAAP netting rules (1,097) (620) Adjust pending settlements according to U.S. GAAP netting rules (69) (101) Adjust repos according to U.S. GAAP netting rules (7) (23) Total assets adj sted (“pro forma U S GAAP”) 1 030 1 318 Total assets adjusted (“pro-forma U.S. GAAP ) 1,030 1,318 Total equity (IFRS) 31.9 37.8 Adjust pro-forma FV gains (losses) on all own debt (post-tax)* 4.4 3.7 Total equity adjusted 36.3 41.5 Leverage ratio based on total equity According to IFRS 69 55 According to target definition 28 32 Investor Relations 02/09 · 38 * Estimate assuming that all own debt was designated at fair value Note: 30 Sep 2008 and 31 Dec 2008 figures reflect revision of application of U.S. GAAP netting rules Balance sheet leverage ratio (target definition)Balance sheet leverage ratio (target definition) In EUR bn 31 Dec 2008 30 Sep 2008 Total assets (IFRS) 2,202 2,062 Adjust derivatives according to U.S. GAAP netting rules (1,097) (620) Adjust pending settlements according to U.S. GAAP netting rules (69) (101) Adjust repos according to U.S. GAAP netting rules (7) (23) Total assets adj sted (“pro forma U S GAAP”) 1 030 1 318 Total assets adjusted (“pro-forma U.S. GAAP ) 1,030 1,318 Total equity (IFRS) 31.9 37.8 Adjust pro-forma FV gains (losses) on all own debt (post-tax)* 4.4 3.7 Total equity adjusted 36.3 41.5 Leverage ratio based on total equity According to IFRS 69 55 According to target definition 28 32 Investor Relations 02/09 · 38 * Estimate assuming that all own debt was designated at fair value Note: 30 Sep 2008 and 31 Dec 2008 figures reflect revision of application of U.S. GAAP netting rules financial
transparency.

Cautionary statements

Unless otherwise indicated, the financial information provided herein has been prepared under International Financial Reporting Standards (IFRS). It is preliminary and unaudited and may be subject to adjustments based on the preparation of the full set of financial statements for 2008.

This presentation also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our Form 20-F and Form 6-K filed with the SEC on 26 March 2008 and 30 October 2008, respectively, under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This presentation contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS refer to the 4Q2008 Financial Data Supplement, which is accompanying this presentation and available on our Investor Relations website at www.deutsche-bank.com/ir.

Investor Relations 02/09 · 39

Deutsche Bank